UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

General Motors Corporation

(Name of Issuer)

Common Stock, par value $1 2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

48,386,300
8. Shared Voting Power

7,613,700
9. Sole Dispositive Power

48,386,300
10. Shared Dispositive Power

7,613,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.9% *
14.	Type of Reporting Person (See Instructions)

CO

*	Percentage calculated on the basis of 565,607,779 shares of common stock issued and outstanding on July 31, 2006, as set forth in General Motors’ Form 10-Q filed on August 8, 2006, for the period ending June 30, 2006.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

56,000,000
8. Shared Voting Power

9. Sole Dispositive Power

56,000,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

9.9% *
14.	Type of Reporting Person (See Instructions)

IN

*	Percentage calculated on the basis of 565,607,779 shares of common stock issued and outstanding on July 31, 2006, as set forth in General Motors’ Form 10-Q filed on August 8, 2006, for the period ending June 30, 2006.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

250 Rodeo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

7,613,700
8. Shared Voting Power

9. Sole Dispositive Power

7,613,700
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,613,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

1.35% *
14.	Type of Reporting Person (See Instructions)

CO

*	Percentage calculated on the basis of 565,607,779 shares of common stock issued and outstanding on July 31, 2006, as set forth in General Motors’ Form 10-Q filed on August 8, 2006, for the period ending June 30, 2006.

This Amendment No. 10 amends and supplements the Statement on Schedule 13D filed on June 17, 2005, as amended on September 1, 2005, September 21, 2005, October 12, 2005, October 19, 2005, December 20, 2005, January 10, 2006, January 25, 2006, February 6, 2006 and June 30, 2006 (as amended, the “Schedule 13D”) by Tracinda Corporation, a Nevada corporation (“Tracinda”), 250 Rodeo, Inc., a Delaware corporation (“250 Rodeo”), and Kirk Kerkorian, relating to the common stock, par value $1 2/3 per share, of General Motors Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

On September 28, 2006, Tracinda sent a letter to G. Richard Wagoner, Jr., Chairman of the Board of Directors of General Motors, in which Tracinda indicated that, consistent with Amendment No. 6 to the Schedule 13D, it is interested in acquiring approximately six million shares of General Motors common stock and may consider acquiring up to an additional six million shares. A copy of the letter to Mr. Wagoner is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Because General Motors owns interests in various insurance, banking, trust and industrial loan companies, any acquisition that would result in Tracinda beneficially owning 10% or more of the common stock of General Motors could be subject to the prior satisfaction of applicable federal regulatory requirements and approvals or non-objection of various federal bank regulatory agencies and state banking and insurance regulators. Among other things, an investment in 10% or more of the common stock of General Motors could require Tracinda to obtain prior approval from the Office of Thrift Supervision (OTS) of a rebuttal of a determination that it had acquired control of General Motors and its federal savings bank subsidiary and approval of similar rebuttals of control from other federal regulatory agencies. A rebuttal of control generally requires an acquiror to enter into an agreement with the OTS that is intended to require the investor to act as a passive investor as a condition to obtaining permission to proceed with the investment. Tracinda intends to engage in discussions with the relevant regulatory authorities in order to seek relief from certain provisions of the customary form of rebuttal of control agreement. However, there can be no assurance that Tracinda will be able to obtain any such relief, to obtain approvals from regulators under conditions that would be acceptable to Tracinda or otherwise to satisfy the applicable requirements, nor as to the timing of any such approvals.

Tracinda continues to believe that a strong opportunity exists in a potential alliance between General Motors, Renault and Nissan and that there should be strong General Motors Board involvement in the analysis of such a potential alliance, including the utilization of independent advisors.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit	Description
10.1	Letter dated September 28, 2006 from Tracinda to G. Richard Wagoner, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2006

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-on-Fact*

250 RODEO, INC.

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A filed by Tracinda Corporation on May 26, 2005.